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                            December 19, 2022

       Gregory Monahan
       Chief Executive Officer
       LEGATO MERGER CORP. II
       777 Third Avenue, 37th Floor
       New York, New York 10017

                                                        Re: LEGATO MERGER CORP.
II
                                                            Amendment No. 2 to
Registration Statement on Form S-4/A
                                                            Filed December 5,
2022
                                                            File No. 333-267393

       Dear Gregory Monahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4/A filed December 5, 2022

       Summary of Proxy Statement/Prospectus, page 11

   1. We note your disclosure on page 17 that the Legato II Historical Book Value per Diluted share as of September
30, 2022 is $0.24. Based on the disclosures on the Legato Merger
                                                        Corp II Balance Sheets
on page F-19, it would appear that there was ($9,029,417) in stockholder's deficit
and a total of 35,911,000 outstanding shares as of September 30,
                                                        2022. As such, it would
appear that the Legato II historical book value per share as of
                                                        September 30, 2022
should be ($0.25) per share. Please revise or advise. Please also ensure such amounts are
updated in the rest of the filing accordingly. For example it would appear such
amounts should also be revised in your Unaudited Historical
                                                        Comparative and Pro
Forma Combined Per Share Information on page 25 of your filing.
 Gregory Monahan
LEGATO MERGER CORP. II
December 19, 2022
Page 2
Unaudited Pro Forma Condensed Financial Statements, page 51

2. We note your response to our comment number 4. Please further elaborate how the
      Company considered the scoping requirements within ASC 718 and how they are applicable to its facts and circumstances. In that regard, please clarify if goods or services are required to be provided and whether the holders must continue to provide service to the combined company after the merger date in order to earn the reward.
3. Business Combinations, page F-52

3. We note your response to our comment number 11. In order to better understand the accounting model being applied by the Company, please further clarify and cite the applicable accounting guidance that American Bridge and TZC are relying on related to recognizing the subsequent change in fair value from the original amount of claim that was recognized. Please also clarify the corresponding accounting journal entries on TZC's and American Bridge's books and records given your assertion that after assessing the guidance in ASC 606-10-32-14, no events have occurred that would give rise to adjusting the amount of the claim recognized. In providing your response, please also confirm that the change in fair value that is being recognized by American Bridge and as a result
      Southland is American Bridge's portion of the claim to be received based on its ownership percentage in TZC.
        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameGregory Monahan
                                                             Division of
Corporation Finance
Comapany NameLEGATO MERGER CORP. II
                                                             Office of Real
Estate & Construction
December 19, 2022 Page 2
cc:       Jeffrey M. Gallant
FirstName LastName